FRANK J. HARITON ATTORNEY - AT - LAW

1065 Dobbs Ferry Road, White Plains, New York 10607 (Tel) (914) 674-4373 (Fax) (914) 693-2963 (e-mail) hariton@sprynet.com

April 24, 2017

Loan Lauren P. Nguyen

Legal Branch Chief, Office of Natural Resources

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Nightfood Holdings, Inc. (the “Registrant”)

Amendment Number 1 to Registration Statement on Form S-1

Filed April 24, 2017

File Number 333-216709

Dear Ms. Nguyen:

This letter accompanies the above filing and confirms that the amendment reflects an updating from the material previously filed. The only material change reflected in the amendment is to note that that the Registrant’s common stock is now quoted on the OTCQB. This change was affected in response to the Staff’s comment letter, dated March 28, 2017.

If you have any questions or require further information, do not hesitate to contact me at 914-674-4373.

Very truly yours,

/s/ Frank J. Hariton

Frank J. Hariton